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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

United Fuel & Energy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
910425107
(CUSIP Number)
1/24/2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	CUSIP No. 757209507	13G/A

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Quattro Global Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,736,834

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,736,834

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,736,834

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
**SEE ITEM 4(b).

SCHEDULE 13G
     This Amendment No. 1, relating to shares of $0.001 par value common stock (the “Common Stock”) of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”) is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G filed with the Commission on August 9, 2006 (the “13G).
     This Amendment No. 1 relates to shares of Common Stock, of the Issuer held by Alta Partners Discount Convertible Arbitrage Holdings, Ltd. (“Alta”). On February 14, 2006, Alta entered into an investment management agreement (the “Investment Management Agreement”) with Quattro to administer the liquidation of Alta’s assets. The Investment Management Agreement appointed Quattro as investment advisor. As the current investment advisor to Alta, Quattro may direct the vote and disposition of the 1,736,834 shares of Common Stock held by Alta.
     This Amendment is being filed to amend and restate Item 4. The Schedule 13G is hereby amended as follows:
Item 4 Ownership.
(a)	Quattro is the beneficial owner of 1,736,834 shares of Common Stock. 570,167 of which are shares of Common Stock, 666,667 are shares of Common Stock issuable upon conversion of warrants, and 500,000 are shares of Common Stock issuable upon conversion of shares of preferred stock.

(b)	Quattro is the beneficial owner of 11.7% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,736,834 by 14,822,869 (which equals 13,656,202, the number of shares of Common Stock issued and outstanding as of January 29, 2007, as reported in the Issuer’s quarterly report on Form 10-Q filed November 13, 2006, plus 666,667, the number of shares of Common Stock that would be outstanding if Alta converted its warrants, plus 500,000, the number of shares of Common Stock that would be outstanding if Alta converted its shares of preferred stock).

(c)	Quattro may direct the vote and disposition of the 1,736,834 shares of Common Stock held by Alta.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 30, 2007

QUATTRO GLOBAL CAPITAL, LLC
By:	/s/ Andrew Kaplan
Name:	Andrew Kaplan
Title:	Manager

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